Raymond James Investment Management Proxy Voting Guidelines

Effective 3/1/2024

An important aspect of active portfolio management is exercising the right as shareholders to vote proxies in a manner consistent with the best interests and values of our investors. We have adopted a comprehensive set of proxy voting guidelines that promote responsible corporate governance practices and reflect a thoughtful approach to a wide array of environmental, social and governance issues.

Unified Guidelines

•	The 2024 unified Raymond James Investment Management (“RJIM”) proxy voting guidelines will be based on the 2024 ISS Benchmark Policy (US) and will comport with CFF board-approved proxy voting guidelines. The ISS Benchmark Policy (US) will be customized to include the following:

o    All shareholder proposals will be voted Case-By-Case (“REFER”).

o	Advisory Vote on Executive Compensation (“Say on Pay”) will go to Case-By-Case (“REFER”) in the event ISS has an “AGAINST” recommendation.
o	Restructuring proposals, including M&A activity, bankruptcy, etc. will be voted Case-By-Case (“REFER”).
o	Special Meetings will be voted Case-By-Case (“REFER”).
o	Vote(s) for director(s) will go to Case-By-Case (“REFER”) in the event ISS recommends WITHHOLD or AGAINST votes.

•	For international holdings, ISS country-specific benchmark guidelines will be used.

•	In certain situations, institutional clients may elect to use specific guidelines, e.g. Taft-Hartley guidelines.

Shareholder Resolutions

Because of the potential depth and breadth of environmental, social and governance issues, such shareholder resolutions will be evaluated on a case-by-case basis as noted above.  However, in keeping with our investment principles and voting in the best interest of our clients, we will generally support shareholder resolutions that are likely to enhance or protect shareholder value and also seek to improve transparency, support diversity, protect the environment, uphold human rights, and promote responsible business practices.